UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )*
Under the Securities Exchange Act of 1934

Thryv Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Titles of Class of Securities)
886029206
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886029206	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Joseph A. Walsh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,686,934 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,686,934 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,686,934 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount consists of 1,625,206 shares of Common Stock, $0.01 par value per share (“Common Stock”) of Thryv Holdings, Inc. (the “Issuer”) currently held by the Walsh Family 2020 Trust over which Mr. Walsh has sole voting and dispositive power and 61,728 shares of Common Stock issuable pursuant to options that are exercisable within 60 days following December 31, 2020.

CUSIP No. 886029206	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:
Thryv Holdings, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, TX 75261
Item 2(a).	Name of Person Filing:
This statement is filed on behalf of Joseph A. Walsh (the “Reporting Person”):
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is as follows:
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, TX 75261
Item 2(c).	Citizenship:
See response to Item 4 on the cover page.
Item 2(d).	Titles of Classes of Securities:
Common Stock, $0.01 par value per share.
Item 2(e).	CUSIP Number:
886029206
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. 886029206	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership
As of December 31, 2020, the Reporting Person beneficially owns 1,686,934 shares of Common Stock, which constitutes approximately 5.12% of the Issuer’s outstanding Common Stock. The Reporting Person owns (i) 1,625,206 shares of Common Stock, held indirectly through the Walsh Family 2020 Trust for which the Reporting Person has sole voting and dispositive power and (ii) 61,728 shares of Common Stock issuable pursuant to options that are exercisable within 60 days following December 31, 2020. The percentage ownership is based on 32,973,740 shares of Common Stock outstanding as of December 31, 2020, based on information obtained from the Issuer, which includes the shares of Common Stock issuable to the Reporting Person pursuant to options that are exercisable within 60 days following December 31, 2020.
(a)	Amount beneficially owned:
See response to Item 9 on the cover page, which is incorporated herein by reference.
(b)	Percent of class:
See response to Item 11 on the cover page, which is incorporated herein by reference.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page, which is incorporated herein by reference.
(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page, which is incorporated herein by reference.
(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page, which is incorporated herein by reference.
(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page, which is incorporated herein by reference.

CUSIP No. 886029206	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

CUSIP No. 886029206	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021
Joseph A. Walsh
	By:	/s/ Joseph A. Walsh
	Name:	Joseph A. Walsh